Osler, Hoskin & Harcourt llp Box 50, 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 416.362.2111 main 416.862.6666 facsimile

Toronto Montreal Ottawa Calgary New York	Kevin D. Cramer Direct Dial: (212) 991-2537 kdcramer@osler.com
September 19, 2008
VIA EDGAR AND EMAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:	Daniel F. Duchovny, Esq., Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance
Re:	Fording Canadian Coal Trust Schedule 13E-3 Filed August 21, 2008, amended by Amendment No. 1 on August 27, 2008 and Amendment No. 2 on September 10, 2008 SEC File No. 005-62313
Dear Mr. Duchovny:
As special United States counsel to Fording Canadian Coal Trust (“Fording”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 17, 2008 (the “Comment Letter”) with respect to the above-referenced Schedule 13E-3, as amended (the “Schedule 13E-3”). The responses below are being provided on behalf of Fording and the other “filing persons” based upon information provided to us by each of such filing persons.
To facilitate your review, this letter includes each of the Staff’s comments from the Comment Letter in bold followed by a response. Terms not otherwise defined in this letter shall have the meaning ascribed to them in the Schedule 13E-3. References to Rules in this letter are references to the Rules and Regulations under the Securities Exchange Act of 1934 as amended, except to the extent otherwise specified.

Background to the Arrangement, page 17
1.	We note your response to prior comment 8. Please provide us with copies of the referenced reports supplementally.

The RBC report dated September 14, 2007 and the RBC presentation dated October 29, 2007 have been provided supplementally to the Staff. Please note that these documents are being provided to the Staff as supplemental information and not as part of the Schedule 13E‑3.

2.	We reissue prior comment 9. We note you have not provided the disclosure required by Item 1015 of Regulation M-A or filed the reports as exhibits to the Schedule 13E-3 as required by Item 1016 of Regulation M-A, or provided legal analysis supporting the foregoing decisions. We note additionally that neither the length of a report nor its technical nature are factors used in determining compliance with Items 1015 or 1016 of Regulation M-A.

(a) Internal Reports

The filing persons respectfully submit that item 13 on page 3 of the RBC fairness opinion (consisting of reserve and resource reports internally prepared by the Partnership) and items 9 (with respect to the internal reserve and resource reports for the Cardinal River, Line Creek and Coal Mountain mines prepared by the Partnership), 10 and 11 on page 3 of the National Bank Financial independent valuation (internally prepared mine plans for the Fording River, Greenhills, Elkview, Cardinal River, Line Creek and Coal Mountain mines and a ranking study for the Mount Babcock project) are not subject to the disclosure and exhibit filing requirements of Items 1015 and 1016 of Regulation M-A.

Legal Analysis

Items 1015 and 1016 of Regulation M-A only require that a report, opinion (other than an opinion of counsel) or appraisal be summarized and filed as an exhibit if the report, opinion or appraisal is (a) received from an outside party and (b) materially related to the Rule 13e-3 transaction. None of the items identified above was prepared by an outside party.

(b) Third Party Technical Reports

In addition, the filing persons respectfully submit that none of the reports identified above or the remaining third party technical reports cited in prior comment 9 (i.e., items 10 and 11 on page 3 of the RBC fairness opinion; and the third party technical reports for

Fording River, Greenhills and Elkview mines referred to in item 9 on page 3 of the National Bank Financial independent valuation) is materially related to the Rule 13e-3 transaction.

Legal Analysis

As disclosed in the fairness opinion and the independent valuation at pages 6-7 and 8-10, respectively, the only material assumptions relied upon by RBC and National Bank Financial for the purposes of reaching their respective conclusions related to: (i)

operating costs, (ii) capital expenditures, (iii) coal production volumes, (iv) coal prices, (v) foreign exchange rates and (vi) discount rates (items (i) through (vi) being the principal inputs of the discounted cash flow analysis undertaken by each of RBC and National Bank Financial, which was the primary valuation methodology adopted by each of them). None of the information underlying these material assumptions was derived from the third party technical reports cited in comment 9. In addition, none of the other valuation methodologies considered by RBC and National Bank Financial in the fairness opinion and the independent valuation, respectively, relied upon or incorporated information from the third party technical reports. While each of RBC and National Bank Financial did review the third party technical reports, along with numerous other documents relating to Fording, this review was in connection with their general and customary confirmatory due diligence efforts and not materially related to the consideration offered to unitholders or the fairness of the consideration offered to unitholders.

The filing persons also note that the third party technical reports were not prepared for the purpose of the Rule 13e-3 transaction, but were instead previously prepared in the ordinary course of meeting Fording’s continuous disclosure obligations under Canadian securities laws. In connection with meeting those disclosure obligations, each of the third party technical reports was furnished to the Commission on Form 6-K on March 17, 2008. The third party technical reports are discussed in Fording’s annual information form on page 21 under the caption “Third Party Reviews” as part of Fording’s disclosure of its mineral reserves and resources (which are extensively disclosed on pages 20 to 26 of the annual information form). Fording’s annual information form has been incorporated by reference into the information circular. Thus, any unitholder who wishes to review the third party technical reports and a discussion of them, may access these materials in Fording’s previous public disclosures with the Commission.
Historical Selected Financial Data, page 77
3.	We note that your response to prior comment 18 does not address Items 1010(c)(4) and (5). Please Revise.

Information that is responsive to Items 1010(c)(4) and (5) is located on page 78 of the information circular.
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On behalf of each of the filing persons, we acknowledge that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 991-2537, or Jason Comerford, also of this office, at (212) 991-2533.
Very truly yours,
/s/ Kevin D. Cramer
Kevin D. Cramer
Enclosure
cc:	Edwin S. Maynard, Esq. (Paul, Weiss, Rifkind, Wharton & Garrison LLP) William J. Braithwaite, Esq. (Stikeman Elliott LLP) Frank Turner, Esq. (Osler, Hoskin & Harcourt LLP)